Mail Stop 3720



      March 9, 2006

Leon M. McCorkle, Jr.
Executive Vice President,
  General Counsel and Secretary
Wendy`s International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio  43017-0256

      Re:	Tim Hortons, Inc.
      Amendment No. 3 to Form S-1
      Filed February 27, 2006
		File No. 333-130035

Dear Mr. McCorkle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Risk Factors, page 11

Our ability to operate our business effectively...transitional services..., page 22
1. So that investors may realize the magnitude of the risk, state the termination dates for material services in the shared services agreement.


Dilution, page 35
2. Quantify here the dilution to new investors if the underwriters fully exercise their over-allotment option, or include a cross-reference here to the disclosure on page 27 in the risk factors section.

Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro forma Consolidated Balance Sheet, page 40
3. Reference is made to the column "Offering and Repayment" and your pro forma adjustments for common stock and capital in excess of stated value in the amounts of $34 and $594,457, respectively. We do not believe that footnote (2) provides adequate disclosure related to the nature of the adjustments or the methods and assumptions that were used to determine the amounts of the pro forma adjustments. Please revise footnote (2) to include these disclosures.

Notes to the Unaudited Pro Forma Consolidated Financial
Information
Statements of Operations, page 41
4. Refer to footnote 1(a). Please disclose how the amount of this adjustment was calculated or determined.
5. Refer to footnote 1(b).  We note from your disclosure that several
components comprise the pro forma adjustment to interest expense.
In
this regard, please provide for each component the assumptions used
in determining the amount.  Your disclosure for each component should
include the interest rate, principal amount of the debt
obligation,
and the period used in your calculation. Also, we note from your disclosure that the variable interest used in your calculation is the interest rate in effect at February 23, 2006.  Please note that all
pro forma adjustments related to the statements of operations should
be computed assuming the transaction was consummated at the
beginning
of the fiscal year (i.e. January 1, 2006) as required by Rule 11-02(b)(6) of Regulation S-X. As such, it appears that you have used an inappropriate assumption in calculating your pro forma interest expense adjustment. Please revise.
6. Refer to footnotes 1(c) and 1(d) and footnotes 2(a) and 2(b). Please disclose in further detail the significant assumptions used in
determining your pro forma adjustments.   Also, please explain in
footnote 1(d) why a statutory tax rate of 35% has been used in determining the pro forma adjustment if historically the effective tax rate has been less than 34%.
7. Please explain why $5,292 of affiliated interest expense continues to be reflected in the pro forma statement of operations for the year ended January 1, 2006, if this pro forma statement of operations has been prepared assuming the note payable to Wendy`s of $960 million and related accrued interest, was repaid at the beginning of the period. Please advise or revise as appropriate.

Balance Sheet, page 42
8. Refer to footnote 1. We note that the amount used for the payment of accrued interest of $14.8 million as described in footnote (1) does not agree to the amount of the adjustment to the amounts payable to Wendy`s in your pro forma balance sheet of $8.8 million. Please reconcile and revise these disclosures. Please note that pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required (i.e. as of
January 1, 2006).  See Article 11-02(b)(6) of Regulation S-X.
9. Revise to provide footnote disclosure explaining the nature of the
$(6,249) adjustment made to retained earnings and the $243 adjustment made to cumulative translation adjustments and other in connection with the Debt Incurrence and Repayment activities. Also, disclose the significant assumptions used to determine these balance sheet adjustments.
10. Refer to sub footnote (*1) to the "Deferred financing costs" heading in footnote (1) to your Balance Sheet. Please note that this sub footnote (*1) does not appear to have any relevance to deferred financing costs. It appears this footnote should be replaced with the information included in footnote (3) on page 43. Please revise.
11. Refer to footnote 2. Revise to disclose the assumptions (i.e. offering price and number of shares) used to determine the amount of the "Proceeds from the offering" of $680.0 million. Also we note from your disclosure in sub footnote (*1) that the accrued interest adjustment of $1.9 represents interest to be accrued between March 7,
2006 and April 12, 2006. Please note that all pro forma adjustments to the pro forma balance sheet should be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required (i.e. as of January 1, 2006), as required by Article 11-02(b)(6) of Regulation S-X. Please revise to eliminate this adjustment.
12. Refer to footnote 2 - reference is made to your sub footnote (*2). Please revise your disclosure to include a description regarding the nature of the $8.3 million expense and your rationale for concluding that these amounts represent a non-capitalizable expense.
13. Please revise to explain the nature of the adjustments to retained earnings of $(10,259) and cumulative translation adjustments and other of $76 in connection with the Offering and Repayment activities. Also, disclose the significant assumptions used to determine the amounts of these adjustments.

Management`s Discussion and Analysis, page 44

General
14. Revise MD&A to include a discussion of the significant terms of the shared services agreement that the company has entered into with
Wendy`s, and disclose the amount of expense that the company expects to incur on an annual basis under the terms of this agreement. Also disclose the minimum expected amount of variable rate billings. In addition, so that investors will have a sense of how your shared services payment obligations to Wendy`s may impact your liquidity and financial condition, disclose from what source you believe you will make the payments to Wendy`s, and discuss to what extent your payment of these amounts will affect your ability to build your own infrastructure so that you are able to obtain the same services from internal sources.

Liquidity and Capital Resources, page 62
15. Please expand your summary of the credit facilities to include the specific financial covenants, including quantification of the specific ratios with which you must comply, so that investors will have a sense of the degree to which they limit your ability to incur additional debt and the extent to which the current facilities will be available financing to you in the near term. Also qualify your statement at the bottom page 62 that "[you] believe [you] could borrow additional funds" in light of these limitations.

Contractual Obligations, page 66
16. Based on your disclosure within your financial statements, it appears that your contractual obligations table as of January 1, 2006 has not been updated to reflect the January 1, 2006 contractual amounts for long-term debt, capital leases, operating leases or
purchase obligations.   Please revise to disclose the amounts of
these obligations at January 1, 2006.

Management, page 91
17. Schedule I of the shared services agreement states that you will pay Wendy`s Chief Executive Officer and Chief Financial Officer $210,000 per month for their services. Please disclose this information in your discussion of your compensation to them as Tim Hortons` management, and generally describe the executive services they will provide if those services are being provided in addition to their Tim Hortons` positions listed on page 91.
18. We note your disclosure regarding the executive annual performance plan and that your Chief Executive Officer selects participants among the officers, after discussion with the board or its committee, and "will determine the award opportunities for each participant." Please describe how awards to your Chief Executive Officer will be determined under the executive annual performance plan.

Consolidated Financial Statements
Consolidated Statements of Operations
19. We note that you have presented "pro forma earnings per share" for the most recent fiscal year in response to our prior comment number 24. However, we do not believe your computation, which includes only the number of shares to be issued in the public offering, complies with our prior comment or with the guidance outlined in SAB Topic 1:B:3. As the dividends paid to Wendy`s during the past year, including the promissory note for $1,115,904 distributed to Wendy`s in September 2005, and the notes and accounts receivable distributed to Wendy`s in the fourth quarter of 2005 of $332,736, significantly exceed your fiscal 2005 net earnings of $191,091, your "pro forma earnings per share" computation should be revised to include the incremental number of shares, when sold at the expected offering price, would be required to fund the capital withdrawn in excess of your net earnings for the period. The number of shares used in this computation will exceed those expected to be issued in the offering. Please revise your pro forma earnings per share computation to comply with the guidance outlined in SAB Topic
1:B:3.

Note14. Related Party, page F-34
20. We note from your disclosure that in 2005 Wendy`s settled approximately $210.0 million in notes payable to the company in Wendy`s shares. In this regard, please tell us where you have recorded the Wendy`s share on your balance sheet. Also, please explain how the shares were valued and whether there was any gain or loss associated with this transaction. We may have additional comment, after receipt of your response.

Legality Opinion
21. Since you also are registering the sale of preferred stock purchase rights, please also include counsel`s opinion as to whether
the rights are binding obligations of the company.   See Item
601(b)(10) of Regulation S-K.
*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Jeffrey Jaramillo, Staff Accountant, at 202-551-3212, or Linda Cverkel, Accountant Branch Chief, at 202-551-3813,
if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
202-551-3359, Michele M. Anderson, Legal Branch Chief, at 202-551-3833, or me, at 202-551-3750, with any other questions.

      					Sincerely,



      					Max A. Webb
      Assistant Director


cc:	via facsimile 202-955-7614
      J. Steven Patterson, Esq.
	Akin Gump Strauss Hauer & Feld LLP
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Mr. McCorkle
Wendy's International, Inc.
March 9, 2006
Page 2